UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 19, 2023

Digital Transformation Opportunities Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40177	85-3984427
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

10250 Constellation Blvd, Suite 23126 Los Angeles, CA	90067
(Address of principal executive offices)	(Zip Code)

(360) 949-1111

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of DTOC Class A Common Stock, $0.0001 par value, and one-fourth of one redeemable warrant	DTOCU	The Nasdaq Stock Market LLC
Shares of DTOC Class A Common Stock, included as part of the units	DTOC	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of DTOC Class A Common Stock at an exercise price of $11.50 per share	DTOCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As described below under Item 5.07 of this Current Report on Form 8-K, on September 19, 2023, Digital Transformation Opportunities Corp. (“DTOC”) convened a special meeting of stockholders (the “Special Meeting”) to approve, among other things, the previously announced business combination with American Oncology Network, LLC, a Delaware limited liability company (“AON”).

At the Special Meeting, DTOC’s shareholders approved, in connection with the Business Combination (as described below), among other items, the American Oncology Network, Inc. 2023 Incentive Equity Plan (the “Incentive Plan”). A description of the material terms of the Incentive Plan is included in DTOC’s definitive proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2023, as supplemented by the supplement to the proxy statement/prospectus filed with the SEC on September 15, 2023 (the “Proxy Statement”), which descriptions are incorporated herein by reference. Such descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the Incentive Plan, a form of which is attached as Annex G to the Proxy Statement and is also incorporated herein by reference.

Item 5.07. Submission of Matters to a Vote of Security Holders.

The Special Meeting was held on September 19, 2023 to consider and vote upon certain proposals related to the previously disclosed Third and Amended Restated Business Combination Agreement, dated June 14, 2023 (as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), among DTOC, AON, GEF AON Holdings Corp., a Delaware corporation (the “AON Class C Preferred Investor”), and DTOC Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of DTOC (“Merger Sub”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, on the date of closing of the Business Combination (as defined below), DTOC and AON will undertake a series of transactions resulting in the organization of the combined post-business combination company as an umbrella partnership C corporation, in which substantially all of the assets and the business of the combined company will continue to be held by AON and DTOC will become a member of AON (the transactions contemplated by the Business Combination Agreement, the “Business Combination”).

There were 10,184,569 shares of DTOC Common Stock (as defined below) outstanding, of which 10,109,569 were shares of DTOC Class A Common Stock, par value $0.0001 per share (“DTOC Class A Common Stock”) and of which 75,000 were shares of DTOC Class B Common Stock, par value $0.0001 per share (“DTOC Class B Common Stock”), as of July 24, 2023, the record date for the Special Meeting. At the Special Meeting, the holders of 9,870,793 shares of DTOC Class A Common Stock and 75,000 shares of DTOC Class B Common Stock, par value $0.0001 per share (shares of DTOC Class A Common Stock and DTOC Class B Common Stock together, the “DTOC Common Stock”), were represented in person or by proxy, representing approximately 97.66% of the issued and outstanding shares of DTOC Common Stock, which constituted a quorum.

Set forth below are the proposals voted upon at the Special Meeting (each of which is described in the Proxy Statement) and the final voting results. Capitalized terms used herein without definition have the meanings given to such terms in the Proxy Statement.

Business Combination Proposal

The stockholders approved the proposal to approve the Business Combination Agreement and the Business Combination. The voting results were as follows:

FOR	AGAINST	ABSTAIN
9,931,654	14,139	0

Listing Proposal

The stockholders approved the proposal, for purposes of complying with applicable listing rules of the Nasdaq Capital Market (and in the event DTOC and AON mutually determine to list New AON securities on another reputable national securities exchange, the applicable listing rules of such exchange), to approve the issuance of New AON common stock and other securities exchangeable into New AON common stock in connection with the transactions contemplated by the Business Combination Agreement. The voting results were as follows:

FOR	AGAINST	ABSTAIN
9,931,654	14,139	0

Charter Amendment Proposal

The stockholders approved the proposal to approve and adopt the proposed Second Amended and Restated Certificate of Incorporation of DTOC (the “Proposed Charter”) in the form attached to the Proxy Statement as Annex E. The voting results were as follows:

FOR	AGAINST	ABSTAIN
9,850,427	95,366	0

Advisory Governance Proposals

The stockholders approved, on a non-binding advisory basis, a proposal to increase the total number of authorized shares of all classes of capital stock from (i) 221,000,000 shares, consisting of 200,000,000 shares of DTOC Class A Common Stock, 20,000,000 shares of DTOC Class B Common Stock and 1,000,000 shares of DTOC Preferred Stock, to (ii) 325,000,000 shares, consisting of 200,000,000 shares of New AON Class A Common Stock, 100,000,000 shares of New AON Class B Common Stock and 25,000,000 shares of New AON Series A Convertible Preferred Stock. The voting results were as follows:

FOR	AGAINST	ABSTAIN
9,928,654	14,139	3,000

The stockholders approved, on a non-binding advisory basis, a proposal to amend the terms of the shares of Class B Common Stock to provide that all holders thereof will have the right to vote on all matters submitted to holders of New AON Common Stock but no economic rights and such shares of New AON Class B Common Stock will no longer be convertible into shares of Class A Common Stock. The voting results were as follows:

FOR	AGAINST	ABSTAIN
9,931,654	14,139	0

The stockholders approved, on a non-binding advisory basis, a proposal to provide that the New AON Board will be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III, with the term of the initial Class I directors expiring at the first annual meeting of the stockholders of New AON following the effectiveness of the Proposed Charter, the term of the initial Class II Directors expiring at the second annual meeting of the stockholders of New AON following the effectiveness of the Proposed Charter, and the term of the initial Class III Directors expiring at the third annual meeting of the stockholders of the Corporation following the effectiveness of the Proposed Charter. The voting results were as follows:

FOR	AGAINST	ABSTAIN
9,469,915	475,878	0

The stockholders approved, on a non-binding advisory basis, a proposal to provide that any action required or permitted to be taken by the stockholders of the New AON must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders. The amendment will work to reduce the risks of a potential hostile takeover by preventing stockholders from acting in concert in the absence of a stockholders meeting being convened. The voting results were as follows:

FOR	AGAINST	ABSTAIN
9,551,142	394,651	0

The stockholders approved, on a non-binding advisory basis, a proposal to require the affirmative vote (virtually or by proxy) of the holders of at least 66.7% of the voting power of all then outstanding shares of capital stock of New AON entitled to vote generally in the election of directors, voting together as a single class, to make any amendment to the Bylaws. The voting results were as follows:

FOR	AGAINST	ABSTAIN
9,469,915	475,878	0

Director Election Proposal

The Class B stockholders approved a proposal to elect eight directors, effective at the closing of the Business Combination, to serve staggered terms on the board of directors of New AON as follows and until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal: Shalin R. Shah, DO and James Stith as Class I directors whose terms will expire at the 2024 annual meeting of stockholders; Stephen “Fred” Divers, MD, Vipul Patel, MD, and Vance M. Wright-Browne, MD as Class II directors whose terms will expire at the 2025 annual meeting of stockholders; and Todd Schonherz, Bradley Fluegel, and Ravi Sarin to as Class III directors whose terms will expire at the 2024 annual meeting of stockholders.

FOR	ABSTAIN
75,000	0

Incentive Equity Plan Proposal

The stockholders approved a proposal to approve the American Oncology Network, Inc. 2023 Incentive Equity Plan to be effective after the closing of the Business Combination.

FOR	AGAINST	ABSTAIN
9,723,142	222,651	0

Adjournment Proposal

The stockholders approved a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or for any other reason permitted by the Business Combination Agreement in connection with, the approval of one or more of the other proposals at the Special Meeting.

FOR	AGAINST	ABSTAIN
9,931,654	14,139	0

Item 8.01 Other Events.

Redemptions

In connection with the Special Meeting, holders of DTOC Class A Common Stock have the right to elect to redeem all or a portion of their DTOC Class A Common Stock for a per share price calculated in accordance with DTOC’s charter. As of September 19, 2023, holders of 1,699,558 shares of DTOC Class A Common Stock had validly elected to redeem their DTOC Class A Common Stock for a full pro rata portion of the trust account holding the proceeds from DTOC’s initial public offering, or approximately $10.50 per share and $17,852,818 in the aggregate. DTOC may accept reversals of elections to redeem DTOC Class A Common Stock by holders of DTOC Class A Common Stock prior to the closing of the Business Combination.

Additional Information about the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, DTOC has filed with the SEC the Registration Statement. The Registration Statement was declared effective on July 18, 2023 and the proxy statement was mailed to DTOC stockholders as of July 24, 2023. DTOC STOCKHOLDERS, AON UNITHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, AS THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT DTOC, AON AND THE PROPOSED BUSINESS COMBINATION. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Investors and security holders are able to obtain free copies of documents filed by DTOC with the SEC, through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 20, 2023

DIGITAL TRANSFORMATION OPPORTUNITIES CORP.

By:	/s/ Kyle Francis
Name:	Kyle Francis
Title:	Chief Financial Officer